EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Camtek Ltd:

We consent to the use of our report dated March 30, 2020, with respect to the consolidated balance sheets of Camtek Ltd. and its subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report refers to a change to the method of accounting for leases.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
A Member firm of KPMG International

Tel Aviv, Israel
May 27, 2020